SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 16, 2018

1. DATE, TIME AND PLACE: On October 16, 2018, at 10:00 a.m., at the principal place of business of BRASKEM S.A. (“Company”), located at Rua Eteno, nº 1.561, Polo Petroquímico de Camaçari, in the Municipality of Camaçari, State of Bahia. 2. CALL NOTICE: Call Notice published, pursuant to article 124 of Law No. 6,404/76 (“LSA”), in newspaper “O Correio da Bahia” and in the Official Gazette of the State of Bahia, issues of September 27, 28 and 29, 2018.  3. ATTENDANCE:  Shareholders representing ninety-seven point eighty percent (97.80%) of the Company’s voting capital attended the Extraordinary General Meeting, as per the signatures below and included in the “Shareholders' Attendance Book”. Shareholders representing forty-five point seventeen percent (45.17%) of the Company’s preferred shares were also present, as per the signatures included in the “Shareholders' Attendance Book”. 4. COMPOSITION OF THE PRESIDING BOARD: Chairwoman: Mrs. Paula Cristina Penteado Magalhães Azevedo and Secretary: Mrs. Isis Azevedo Diniz, chosen under article 16, paragraph 3 of the Company's Bylaws. 5. AGENDA: (1) Change the composition of the Company's Board of Directors due to: (i) the appointment of Mr. João Carlos Trigo de Loureiro, current full member of the Board of Directors, to one of the vacant positions of alternate member of the Company's Board of Directors;  and (ii) the appointment of three (3) new members to the Company's Board of Directors, i.e., two (2) new full members and one (1) new alternate member, all appointed by shareholder Petróleo Brasileiro S.A. - Petrobras (“Petrobras”), as a replacement for other members previously elected, for the remainder of the current term, which will end at the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year ending on December 31, 2019; (2) Amend article 4 of the Company's Bylaws as a result of the share conversion exercised by the minority class “B” preferred shareholder; and (3) Amend article 26, item (xviii) of the Company's Bylaws to exclude the exception of the raw material contracts from the Board of Directors’ authority rule that addresses agreements with related parties, include a reference in the company’s policy that governs the matter, and increase the thresholds for approval.  6. RESOLUTIONS: The shareholders present unanimously resolved to draft the minutes pertaining to this Extraordinary General Meeting in summary form, as well as to publish them omitting the signatures of the shareholders present, pursuant to article 130 of the LSA. The matters on the agenda were submitted for discussion and voting, and the following resolutions were taken: 6.1. CHANGE OF THE COMPOSITION OF THE COMPANY'S BOARD OF DIRECTORS: In view of the resignation submitted by Mr. Marcus Vinicius de Oliveira Magalhães, full member of the Company’s Board of Directors, pursuant to the resignation letter received and filed at the Company’s principal place of business on September 5, 2018; the appointment of Mr. João Carlos Trigo de Loureiro,

DOCS - 3922736v4

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 16, 2018

current full member of the Company’s Board of Directors, to one of the vacant positions of alternate member of the Company's Board of Directors;  and the existence of another vacant position of alternate member of the Company’s Board of Directors, the shareholders resolved to: a) approve, by the majority of the attendees entitled to vote, according to the voting chart included in Exhibit I, which is for all purposes considered an integral part hereof, with due regard to the protest received by the Presiding Board as attached hereto, the election or ratification, as the case may be, of the members of the Company’s Board of Directors indicated below. Those members shall complete the remainder of the current term, which will end at the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year ending on December 31, 2019: (i) election of Mr. RICARDO BALDIN, Brazilian citizen, married under the partial property ruling, accountant, bearer of Identity Card (RG) No. 1005553266 SSP/RS, enrolled in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. 163.678.040-72, resident and domiciled in the City and State of São Paulo, with business address at Rua Airosa Galvão, nº 54, Água Branca, CEP 05001-070, as full member, in replacement of resigning full member Mr. Marcus Vinicius de Oliveira Magalhães; (ii) election of Mr. FÁBIO VENTURELLI, Brazilian citizen, divorced, production engineer, bearer of Identity Card (RG) No. 12.147.832-4 SSP/SP, enrolled in the CPF/MF under No. 114.256.038-40, resident and domiciled in the City and State of São Paulo, with business address at Rua Geraldo Flausino Gomes, nº 61, conjunto 132, 13º andar, Brooklin Novo, CEP 04575-060, as full member, in replacement of resigning full member Mr. João Carlos Trigo de Loureiro; (iii) ratification of Mr. JOÃO CARLOS TRIGO LOUREIRO, Brazilian citizen, married under the universal property ruling, economist, bearer of Professional Identity Card (CORECON-RJ) No. 19.635 and enrolled in the CPF/MF under No. 245.706.997- 15, resident and domiciled in the City and State of Rio de Janeiro, at Av. Henrique Valadares nº 28, 8º andar, Torre A, Centro, CEP 20231-030, elected as full member of the Company's Board of Directors at the Annual General Meeting held on April 30, 2018, who will occupy one of the vacant positions of alternate member of the Company's Board of Directors;  and (iv) election of Mr. LARRY CARRIS CARDOSO, Brazilian citizen, in a common-law marriage under separate property ruling, economist, bearer of Identity Card (RG) No. 09.473.879-6 DETRAN, enrolled in the CPF/MF under No. 003.129.007-83, resident and domiciled in the City and State of Rio de Janeiro, with business address at Av. República do Chile nº 65, Centro, CEP 20031-912, as alternate member of Board Member Edson Chil Nobre, to occupy the other vacant position of alternate member of the Company's Board of Directors; b) record that, as of October 17, 2018, Mr. PAULO CEZAR FERNANDES DA SILVA, Brazilian citizen, single,

DOCS - 3922736v4

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 16, 2018

bearer of Identity Card (RG) No. 05.182.114-8 IFP/RJ and enrolled in the CPF/MF under No. 773.774.277-87, resident and domiciled in the City and State of Rio de Janeiro, at Av. Henrique Valadares nº 28, 8º andar, Torre A, Centro, CEP 20231-030, elected as alternate member of the Company's Board of Directors at the Annual General Meeting held on April 30, 2018, will assume the position of alternate member of Board Member Ricardo Baldin, in the position previously occupied by Board Member João Carlos Trigo de Loureiro. The Board Members herein elected will be invested in office on October 17, 2018, upon presentation of the respective deed of investiture, drafted in proper book. They shall have represented, for all legal purposes and under the penalty of law, under article 37, item II, of Law No. 8,934, of November 18, 1994, with the wording provided in article 4 of Law No. 10,194, of February 14, 2001, that they are not prevented from exercising commercial or management activities in a mercantile company by virtue of a criminal conviction. They shall also have submitted, in order to comply with CVM [Brazilian Securities and Exchange Commission] Ruling No. 358, of January 3, 2002, and Ruling No. 367, of May 29, 2002, and with the Management Consent Term with regard to the rules contained in Level 1 of the Listing Regulations of B3 S.A. – Brasil, Bolsa, Balcão, written statements, pursuant to said Rulings, which were filed at the Company’s principal place of business. Due to the elections resolved upon above, the Company's Board of Directors shall have the following composition:  FULL MEMBERS: RODRIGO JOSÉ DE PONTES SEABRA MONTEIRO SALLES; JOÃO COX NETO; LUIZ DE MENDONÇA; GESNER JOSÉ DE OLIVEIRA FILHO; MARCELO MOSES DE OLIVEIRA LYRIO; PEDRO OLIVA MARCILIO DE SOUSA; CARLA GOUVEIA BARRETTO; ERNANI FILGUEIRAS DE CARVALHO; EDSON CHIL NOBRE; RICARDO BALDIN; and FÁBIO VENTURELLI. RESPECTIVE ALTERNATES: ANDRÉ AMARO DA SILVEIRA; MARCELO MANCINI STELLA; MAURO MOTTA FIGUEIRA; TICIANA VAZ SAMPAIO MARIANETTI; JOSÉ DE FREITAS MASCARENHAS; SUSAN BARRIO DE SIQUEIRA CAMPOS; SERGIO FRANÇA LEÃO; ARÃO DIAS TISSER; LARRY CARRIS CARDOSO; PAULO CEZAR FERNANDES DA SILVA; and JOÃO CARLOS TRIGO DE LOUREIRO. With regard to the protest submitted, the Company dismisses the claims made about the AGM held on April 30, 2018. Such claims have already been challenged by proper means.  The Company also clarifies that it followed (and follows) the rules applicable to remote voting. Accordingly, such procedure was not used in this meeting, as it is not mandatory in the following events:  election of only two (2) full members of the Board of Directors, elected by majority vote, one of them being alternate; and election of one (1) new alternate member, when the Board of Directors is composed of eleven (11) members.  As to the separate election of the Board of Directors’ members set forth in

DOCS - 3922736v4

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 16, 2018

article 141, paragraph 4 and 5 of the LSA, such right must be exercised when electing the full board and not when replacing members elected under the Shareholders’ Agreement filed with the Company; 6.2. AMENDMENT TO ARTICLE 4 OF THE COMPANY'S BYLAWS: the majority of the attendees entitled to vote, according to the voting chart included in Exhibit I, which is for all purposes considered an integral part hereof, approved the amendment to article 4 of the Company's Bylaws to update the share capital as a result of the voluntary conversion of class “B” preferred shares into class “A” preferred shares carried out by the minority shareholders, under article 6, paragraph 3, of the Company's Bylaws. Accordingly, one hundred (100) class “B” preferred shares were converted into fifty (50) class “A” preferred shares. Due to this resolution, the main section of article 4 of the Company’s Bylaws shall become effective with the following new wording: “Article 4 - The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (BRL 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and eighteen thousand, five hundred and fifty-four (797,218,554) shares, of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares; three hundred and forty-five million, forty-nine thousand, six hundred and seventy-two (345,049,672) are class “A” preferred shares; and five hundred thousand, two hundred and thirty (500,230) are class “B” preferred shares.” 6.3. AMENDMENT TO ARTICLE 26, ITEM (XVIII) OF THE COMPANY'S BYLAWS: the majority of the attendees entitled to vote, according to the voting chart included in Exhibit I, which is for all purposes considered an integral part hereof, approved the amendment to article 26, item (xviii) of the Company's Bylaws to exclude the exception of the raw material contracts from the Board of Directors’ authority rule that addresses agreements with related parties and to include a reference in the company’s policy that governs the matter, and increase the thresholds for approval.  Due to this resolution, item (xviii) of article 26 of the Company’s Bylaws shall become effective with the following new wording: “Article 26 - The Board of Directors shall: (...) (xviii) - decide on the agreements to be entered into between the Company or any entity controlled by the Company, on the one side, and any of its related parties, on the other side, as defined in the Company’s policy that regulates this matter, in amounts exceeding twenty million Reais (BRL 20,000,000.00) per transaction or jointly exceeding sixty million Reais (BRL 60,000,000.00) per fiscal year”. 7. ADJOURNMENT: Pursuant to article 30, paragraph 4, of CVM Ruling No. 480, of December 17, 2009, as amended (“ICVM 480”), all approvals obtained from the voting on each item of the agenda are indicated in Exhibit I, which, for all purposes, must be considered an integral part hereof. As there were no further matters to be discussed, the  Extraordinary General

DOCS - 3922736v4

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 16, 2018

Meeting was ended, these minutes were drawn up, which, after read, discussed and found to be in order, were signed by all of those in attendance, who authorized their drafting in the summary form, as well as their publishing without the signature of the attending shareholders, under the terms of article 130 of the LSA and of item 6 above. 8. SIGNATURES: Presiding Board: Mrs. Paula Cristina Penteado Magalhães Azevedo, as Chairwoman;  and Mrs. Isis Azevedo Diniz, as Secretary. Shareholders: ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A. (by Mr. Lauro Augusto Passos Novis Filho), ODEBRECHT S.A. (by Mr. Lauro Augusto Passos Novis Filho), PETRÓLEO BRASILEIRO S.A. – PETROBRAS (by Mr. Eduardo Belotti Paes de Figueiredo), GERAÇÃO FUTURO L.PAR FUNDO DE INVESTIMENTO EM AÇÕES (by Mr. Charles Renê Lebarbenchon), REGINA NIETO MOTIA GUEREKMEZIAN (by Mr. Charles Renê Lebarbenchon), HAGOP GUEREKMEZIAN FILHO (by Mr. Charles Renê Lebarbenchon), KAROLINE GUEREKMEZIAN VELLOSO (by Mr. Charles Renê Lebarbenchon), KATHLEEN NIETO GUEREKMEZIAN (by Mr. Charles Renê Lebarbenchon), HAGOP GUEREKMEZIAN (by Mr. Charles Renê Lebarbenchon).

The above matches the original recorded in the proper book.

Camaçari/BA, October 16, 2018.

PRESIDING BOARD:

_______________________________ Paula C. P. Magalhães Azevedo Chairwoman	_______________________________ Isis Azevedo Diniz Secretary

DOCS - 3922736v4

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 16, 2018

EXHIBIT I

Final Voting Summary Chart related to the Extraordinary General Meeting held on October 16, 2018

Description of the Resolution	Vote	Number of common shares present	(%) of the voting share capital present

Change of the composition of the Company's Board of Directors due to: (i) the appointment of Mr. João Carlos Trigo de Loureiro, current full member of the Board of Directors, to the vacant position of alternate member of the Company's Board of Directors; (ii) the resignation submitted by Mr. Marcus Vinicius de Oliveira Magalhães; and (iii) the appointment of three (3) new members to the Company's Board of Directors, i.e., two (2) new full members and one (1) new alternate member, all appointed by shareholder Petróleo Brasileiro S.A. - Petrobras (“Petrobras”), for the remainder of the current term, which will end at the Annual General Meeting, which will resolve on the Company's financial statements for the fiscal year ending on December 31, 2019.

Ricardo Baldin (full member) Fábio Venturelli (full member) João Carlos Trigo de Loureiro (alternate member) Larry Carris Cardoso (alternate member)	Approvals	438,761,575	99.3%
	Rejections	3,055,600	0.7%
	Abstentions	-	-
Walter Luis Bernardes Albertoni (full member) Wilfredo João Vicente Gomes (alternate member)[1]	Approvals	3,055,600	0.7%
	Rejections	438,761,575	99.3%
	Abstentions	-	-
Amendment to article 4 of the Company's Bylaws as a result of the share conversion exercised by the minority class "B" preferred shareholder	Approvals	438,761,575	99.3%
	Rejections	-	-
	Abstentions	3,055,600	0.7%
Amendment to article 26, item (xviii) of the Company's Bylaws to exclude the exception of the raw material contracts from the Board of Directors’ authority rule that addresses agreements with related parties. It also intends to include a reference in the company’s policy that governs the matter, and increase the thresholds for approval.	Approvals	438,761,575	99.3%
	Rejections	-	-
	Abstentions	3,055,600	0.7%

DOCS - 3922736v4

1 They were included as candidates in the majority election by common shareholder GERAÇÃO FUTURO L.PAR FUNDO DE INVESTIMENTO EM AÇÕES, as it is not possible to request a separate election when replacing a member with an effective term of office.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 16, 2018

DOCS - 3922736v4

received on

10/16/2018

10:00 a.m.

Camaçari/BA, October 16, 2018.

To

Mr. Chairman of the General Meeting of Braskem S.A.

Re: BRASKEM S.A. - Election of Members of the Board of Directors - Violation of Article 141, Paragraphs 4 and 5 of Law No. 6,404/1976

MR. CHAIRMAN,

GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 08.935.128/0001-59, herein represented by its manager, GF GESTÃO DE RECURSOS LTDA. (“GF Gestão”), hereinafter referred to as “Geração L Par”; HAGOP GUEREKMEZIAN, Brazilian citizen, married, industrial, bearer of identity card No. 3.846.509-7, enrolled in the Individual Taxpayers’ Register (CPF) under No.  455.968.408-15, HAGOP GUEREKMEZIAN FILHO, Brazilian citizen, single, engineer, bearer of identity card No. 34.201.0001-1, enrolled in the CPF under No. 308.324.198-42, REGINA NIETO MOTTA GUEREKMEZIAN, Brazilian citizen, married, lawyer, bearer of identity card No. 7.334.616-0, enrolled in the CPF under No. 141.401.088-51, KAROLINE GUEREKMEZIAN, Brazilian citizen, married, businesswoman, bearer of identity card No. 34.202.000-6, enrolled in the CPF under No. 308.324.238-74, hereinafter referred to, individually, as “Claimant”, and jointly, “Claimants”, hereby submit their PROTEST to the conduct adopted by the Company’s management, as explained below:

This Company is completely aware of Proceedings No. 19957.007910/2018-80, filed due to violations of several rules set forth in Law No. 6,404/1976 and in CVM Ruling (ICVM) No. 481 committed at the Annual and Extraordinary General Meeting (AEGM) held on April 30, 2018, notably:

(i) difficulties to include a candidate to the Board of Directors in the Remote Voting Bulletin (RVB);

(ii) omission of information in the final voting summary chart (total number of votes cast with respect to the matters object of resolutions 18 and 19 of the RVB: separate election for a representative in the Board of Directors and which candidate was receiving the votes); and

(iii) omission of information in the detailed final voting chart (no indication of how each shareholder voted in the matters object of resolutions 18 and 19 of the RVB).

Those violations, which are still being analyzed by CVM, prevented the shareholders from properly participating in the meeting and from knowing whether their votes were computed. Thus, the shareholders were not able to verify if the final voting results disclosed by the Company were correct.

Notwithstanding the above, the Company’s Shareholders were taken by surprise when they received the call notice for the Extraordinary General Meeting to take place on this date, at the Company’s headquarters, to resolve on the:

1) Change of the composition of the Company's Board of Directors due to: (i) the appointment of Mr. João Carlos Trigo de Loureiro, current full member of the Board of Directors, to one of the vacant positions of alternate member of the Company's Board of Directors; and (ii) the appointment of three (3) new members to the Company's Board of Directors, i.e., two (2) new full members and one (1) new alternate member, all appointed by shareholder Petróleo Brasileiro S.A. - Petrobras (“Petrobras”), for the remainder of the current term, which will end at the Annual General Meeting, which will resolve on the Company's financial statements for the fiscal year ending on December 31, 2019;

2) Amendment to article 4 of the Company's Bylaws as a result of the share conversion exercised by the minority class “B” preferred shareholders; and

3) Amendment to article 26, item (xviii) of the Company's Bylaws, in order to change the definition of related parties, which will observe the Company's policy on the matter and will no longer contain the exception of the raw material supply agreements, and to increase the approval thresholds.

It is Claimant’s understanding that, since a change of the composition of the Board of Directors was proposed with appointment of three new members, the non-controlling shareholders should have been given the opportunity to make their appointments, according to the Brazilian legislation, for the purposes of quorum to fill the vacancy ensured by article 141, paragraphs 4 and 5 of Law No. 6,404/76.

However, the Company has once more ignored the non-controlling shareholders. In spite of being fully aware of those shareholders’ right and intention of filling a vacancy in the Board of Directors, which is reserved to them under article 141, paragraphs 4 and 5 of Law No. 6,404/76, the Company completely disregarded the procedure established for such in ICVM 481.

The Company’s conduct, other than violating the law and ICVM 481 (which requires that a different procedure be adopted to allow that minority shareholders appoint members to the board of directors and that the RVB be used), shows absolute disdain for the most fundamental Corporate Governance rules, thus hurting the principle of Equity.

In the Meeting held on October 16, 2018, the Shareholder appointed the same names it had appointed at the last AGM to compose the Company’s Board of Directors, i.e. Walter Luis Bernardes Albertoni, as full member, and Wilfredo João Vicente Gomes, as alternate, for a Separate Election, which was denied by the Company.

Therefore, by doing so, the Company knowingly removed from their shareholders, once more, the possibility of electing a member to the Board of Directors, as it openly disregarded the rules and procedures that could allow the regular exercise of a legal right, by preventing that an independent member be elected to the Company’s Board of Directors by the minority shareholders in a separate election.

Due to the foregoing, Claimants hereby formally submit their PROTEST and request it be received and duly filed at the Company’s headquarters, for due legal purposes, and published with the minutes of this EGM to be drawn up.

On which terms,

Granting is requested.

[signature]

GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES

HAGOP GUEREKMEZIAN

HAGOP GUEREKMEZIAN FILHO

REGINA NIETO MOTTA GUEREKMEZIAN

KAROLINE GUEREKMEZIAN

by proxy Charles René Lebarbenchon

Brazilian Bar Association - Santa Catarina Chapter (OAB/SC) 11,354

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.